Policy Change for Derivatives
                Attachment to N-SAR for December Year-End Funds
                         in reference to Question 77-D
         For Vanguard Balanced Index Fund and Vanguard Bond Index Funds

To increase the flexibility of our funds to use derivative instruments as tools in portfolio management, an expanded derivatives policy began on April 25, 2006. The funds (other than money market funds) may invest in derivatives only if expected risks and rewards of the derivatives are consistent with the investment objective, policies, and strategies of the fund as described in the prospectus. In particular, derivatives will only be used when they may help Vanguard invest in eligible asset classes with greater efficiency and lower cost than is possible through direct investment; add value when these instruments are attractively priced; or adjust sensitivity to changes in interest rates.